# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Tenaya Therapeutics, Inc., CIK 0001858848
CUSIP: 87990A106
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 171 OYSTER POINT BLVD., SUITE 500, SOUTH SAN FRANCISCO, California (CA), 94080
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001469336

## Reporting persons
- Empery Asset Management, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 8,727,314; sole dispositive power 0; shared dispositive power 8,727,314; aggregate amount beneficially owned 8,727,314 (9.96% of the class)
- Ryan M. Lane: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 8,727,314; sole dispositive power 0; shared dispositive power 8,727,314; aggregate amount beneficially owned 8,727,314 (9.96% of the class)
- Martin D. Hoe: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 8,727,314; sole dispositive power 0; shared dispositive power 8,727,314; aggregate amount beneficially owned 8,727,314 (9.96% of the class)

## Item 1. Issuer
Name of issuer: Tenaya Therapeutics, Inc.
Address of issuer's principal executive offices: 171 Oyster Point Blvd., Suite 500, South San Francisco, CA 94080

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons," with respect to Common Stock, par value $0.0001 per share (the "Common Stock") of Tenaya Therapeutics, Inc., a Delaware corporation (the "Company"):

(i) Empery Asset Management, LP (the "Investment Manager"), with respect to the Common Stock held by funds to which the Investment Manager serves as investment manager (the "Empery Funds");

(ii) Mr. Ryan M. Lane ("Mr. Lane"), with respect to the Common Stock held by the Empery Funds; and

(iii) Mr. Martin D. Hoe ("Mr. Hoe"), with respect to the Common Stock held by the Empery Funds.
Address of principal business office or, if none, residence: 1 Rockefeller Plaza, Suite 1205, New York, New York 10020
Citizenship: Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 87,582,646 shares of Common Stock outstanding as of March 4, 2025, as reported in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 10, 2025.

The Investment Manager, which serves as the investment manager to the Empery Funds, may be deemed to be the beneficial owner of all of the Common Stock held by the Empery Funds. Each of the Reporting Individuals, as Managing Members of the General Partner of the Investment Manager with the power to exercise investment discretion, may be deemed to be the beneficial owner of all of the Common Stock held by the Empery Funds. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the Common Stock owned by another Reporting Person. Each of the Empery Funds and the Reporting Individuals hereby disclaims any beneficial ownership of any such Common Stock.
Percent of class: 9.96%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a) above.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- Empery Asset Management, LP: /s/ Ryan M. Lane, By: Empery AM GP, LLC, its General Partner, By: Ryan M. Lane, its Managing Member (05/07/2025)
- Ryan M. Lane: /s/ Ryan M. Lane, Ryan M. Lane, individually (05/07/2025)
- Martin D. Hoe: /s/ Martin D. Hoe, Martin D. Hoe, individually (05/07/2025)